Exhibit 99.2

ACT NOW TO PROTECT YOUR INVESTMENT IN VIMPELCOM

May 26, 2006

Dear Fellow VimpelCom Shareholder,

When we invest in a company, there is nothing more important to us than making sure the people responsible for the company’s strategic direction – the board of directors – have interests that are aligned with the company’s owners.

That’s why Altimo, the largest stockholder of Vimpel-Communications, is seeking your support to elect directors who are committed to maximizing VimpelCom’s value for all VimpelCom shareholders.

This year, your vote is extremely important. On June 23, 2006, you and other VimpelCom shareholders will elect a new board of directors. Telenor, a Norwegian telecommunications company with a subsidiary that directly competes with VimpelCom in Ukraine, has nominated five persons who, if elected, would constitute a majority of VImpelCom’s board. Each of those nominees has an affiliation with Telenor – through present or past employment or contractual relationships with Telenor or its agents. In our view, Telenor has irreconcilable conflicts of interests that call into question whether it will act in VimpelCom’s best interests, or Telenor’s.

To protect the value of your VimpelCom investment, please vote all of your shares FOR the Altimo-supported independent nominees on the enclosed GOLD proxy card. To ensure that your shares are voted, you must submit your proxy no later than noon, New York City time, on Tuesday, June 20, 2006.

Putting VimpelCom’s Interests First

Altimo is a financial investor. Our business strategy is to make minority investments in companies we believe are capable of superior value appreciation. We are not a telecommunications operator, and we have no controlling interests in any telecommunications company, in Russia, Ukraine, or elsewhere. We invested in VimpelCom because we endorse its strategic plan for continued expansion into the rapidly growing telecommunications markets of the CIS countries, including Russia and Ukraine. Our interests in VimpelCom are aligned with yours: we want to see VimpelCom grow and prosper, so that the value of its shares will increase.

Telenor’s Irreconcilable Conflict of Interests

Telenor, however, has interests we believe are very different from yours. Telenor is an international telecommunications company that owns, among its other operating subsidiaries, a majority interest in Kyivstar, a company that competes head to head with

VimpelCom’s operations in Ukraine. Altimo has a minority interest in Kyivstar. When VimpelCom considered expanding into Ukraine through the acquisition of Ukrainian Radio Systems (URS), how did Telenor and Altimo seek to resolve this conflict of interests? Altimo wholeheartedly supported the acquisition as being in the best interests of VimpelCom. Telenor did everything it could to defeat the transaction:

•	The Telenor-nominated directors of VimpelCom blocked the VimpelCom board from approving the acquisition of URS. Telenor claimed that the acquisition “did not make business sense” and that the substantial investment in URS required for its success was not justified – but in our opinion Telenor simply did not want a well-capitalized VimpelCom subsidiary competing with Kyivstar.

•	When we called a shareholder meeting to consider the URS transaction, Telenor claimed such a meeting would “bypass VimpelCom’s corporate governance rules.” Apparently, Telenor’s idea of corporate governance does not include the concept that VimpelCom’s owners – the shareholders – should decide major strategic issues.

•	Telenor even wrote to the Anti-Monopoly Commission of Ukraine in an unsuccessful effort to block the transaction.

Despite Telenor’s scorched-earth campaign to defeat the URS transaction, Institutional Shareholder Services (ISS), the leading proxy voting advisor to institutional shareholders, recommended that shareholders vote in favor of the transaction. At the shareholder meeting, VimpelCom’s acquisition of URS was approved by holders of over 96% of the VimpelCom shares represented at the meeting and not held by Telenor. Over 89% of the ADRs represented at the meeting (which excludes both our shares and Telenor’s) were voted in favor of the acquisition.

Telenor Ignores the VimpelCom Shareholders

Did Telenor hear this clear message from VimpelCom’s shareholders? Apparently not:

•	Telenor brought three separate lawsuits challenging the URS transaction – even though VimpelCom shareholders had approved it. How can Telenor justify wasting VimpelCom resources defending lawsuits challenging shareholder-approved actions? In a recent decision, the court upheld the validity of the shareholder vote approving the URS transaction.

•

Once VimpelCom completed the URS acquisition, the Telenor-affiliated directors blocked the VimpelCom board – on four separate occasions – from approving VimpelCom’s 2006 annual budget, which included capital expenditures to fund URS’s growth plans. In our opinion, Telenor is seeking to stifle URS’s ability to grow because Telenor believes it would reap greater profits for itself, through its majority ownership of Kyivstar, if URS lacks the resources to compete effectively. Even though the failure to approve the 2006 budget would harm VimpelCom’s operations in Russia and in markets, Telenor was apparently unwilling or unable to put aside its own interests to make decisions that are in the best interests of all VimpelCom shareholders.

•	VimpelCom has sought to resolve this conflict, and to further its expansion into Ukraine, by acquiring Kyivstar – a transaction fully supported by Altimo. But Telenor has continued to insist on deal terms we believe are unfavorable to VimpelCom. Causing VimpelCom to buy Kyivstar on burdensome terms might be good for Telenor – and it might resolve a messy conflict of Telenor’s making – but would it really be in the best interests of VimpelCom’s other shareholders? Altimo believes that any decision regarding a Kyivstar acquisition should be made by independent VimpelCom directors. If Telenor’s nominees constitute a majority of VimpelCom’s board, how can you be sure any Kyivstar acquisition will be on terms that are fair to VimpelCom?

The Altimo-Supported Independent Nominees

We support the election of three nominees who are fully independent of Altimo and Telenor, the first two of whom were nominated by us:

Michael Leibov. Since 1996, Michael Leibov has served as President and CEO of Corbina Telecom, of which Mr. Leibov was one of the founders. Mr. Leibov has also held different management positions in several companies, including IBM, AT&T and IDT. Mr. Leibov received a MS degree in Applied Math and has a diploma from IBM Systems Research Institute. Mr. Leibov is a U.S. citizen, born in 1950.

We believe that Mr. Leibov, given his substantial experience in the Russian telecommunications industry, will make important contributions to the board as VimpelCom transitions from an environment of rapid growth into an intensively competitive marketplace. In our opinion, Mr. Leibov’s independence, mature judgment and entrepreneurial spirit will make him a valuable addition to the VimpelCom board.

Leonid R. Novoselsky. Leonid R. Novoselsky heads Gradient Group and is the General Director of OOO GK Gradient. He was born on November 7, 1969. Mr. Novoselsky is a citizen of Russia. In 1993, Mr. Novoselsky graduated from the Moscow Institute of Steel and Alloys. In 1999, he graduated from Wharton Business School.

Mr. Novoselsky’s significant expertise in the consumer products industry will, in our view, provide the VimpelCom board with an important perspective as VimpelCom adapts to a world in which the telecommunications market becomes increasingly consumer-driven. We expect Mr. Novoselsky to contribute important insights regarding branding and customer retention issues, which we believe will be crucial aspects of VimpelCom’s strategy in responding to evolving customer needs.

David J. Haines. David J. Haines has served as a director and Chairman of the Board of Directors of VimpelCom since June 2005. Mr. Haines is Chief Executive Officer of GROHE AG, a position that he has held since 2004. GROHE AG is a world market leader in sanitary fittings and was acquired by private equity firms Texas Pacific Group and Credit Suisse in July 2004. Mr. Haines also serves as Chairman of the Board of directors of Glacier S.A., which is a subsidiary of GROHE AG. Prior to joining GROHE AG, from 2000 until 2004 he served as Global Marketing Director and Global Brand and Accounts Director at Vodafone Group Plc. From 1998 until 2000, Mr. Haines served as Deputy Division President of The Coca-Cola Company. From 1989 to 1998, Mr. Haines held various positions at Mars Incorporated in Europe, including Moscow. He holds a B.A. First Class Honors from the University of Greenwich in London.

We believe that Mr. Haines has delivered superb performance as an independent-minded chairman of the VimpelCom board. He has led VimpelCom and its board through challenging times, while at all times making decisions in a manner we consider to have been fair, even-handed and mindful of the interests of all VimpelCom shareholders.

Each of these nominees will bring a fresh, unbiased perspective to the strategic challenges facing VimpelCom. Each has significant knowledge and extensive expertise in doing business in Russia and other CIS countries. None has any economic relationships with Altimo or Telenor.

The Other Altimo Nominees

Altimo has also nominated the following persons to serve as directors of VimpelCom, each of whom holds senior positions within Altimo or its parent company:

Mikhail M. Fridman. Mikhail M. Fridman has been a director of VimpelCom since July 2001. Mr. Fridman currently serves as chairman of the board of directors of Alfa Group, as well as chairman of the boards of directors of Alfa Bank and TNK-BP. Mr Fridman also serves as a member of the board of directors of Trade House Perekriostok. Since 1989, Mr. Fridman has taken an active role in managing Alfa Group, which has interests in financial services (Alfa Bank, AlfaStrakhovanie Insurance Group, Alfa Capital Partners), oil and gas production (TNK-BP), telecommunications (Altimo) and retail (Pyaterochka Holding N.V., Perekrestok Group of Companies, Smirnov Trade House). In 1988, Mr. Fridman co-founded the “Alfa-Foto” cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at “Elektrostal” metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys.

Alexei M. Reznikovich. Alexei M. Reznikovich has served as a director of VimpelCom since May 2002. He also serves as Chief Executive Officer of Altimo. In 1993 Mr. Reznikovich started his career at the international consultancy company McKinsey & Co. Before that, he worked at Procter & Gamble in Italy and, from 1995, at Transworld Company in the USA. From 1998 until 2000 he was a partner at the Russian office of McKinsey & Co. He founded EMAX, a new business venture to develop internet centers in Russia, and has been a director of EMAX and CAFEMAX, an internet café chain, since February 2001. Mr. Reznikovich has been the CEO of Altimo since June 2005 and a director of Altimo’s parent, Alfa Group, since 2002. He has overall responsibility for business development and for management supervision of the group’s investment assets. Alexei Reznikovich was born on April 15, 1968, in Moscow. He graduated from the Economics Faculty of Moscow State University and in 1993 received his MBA from Georgetown University in the U.S. and INSEAD in France.

Oleg A. Malis. Oleg A. Malis has served as Vice President of Altimo since 2005. From November 2005 until the present time he also has served as a member of the Board of Directors of Golden Telecom Group of Companies. Since May 2006, he has served as a member of the Board of Directors of Turkcell Iletisim Hizmetleri A.S., a Turkish mobile telecommunications company. During the period from 2003 to 2005, Mr. Malis held the office of Senior Vice President and Director of M&A at Golden Telecom Holding where he worked on, among other projects, the company’s entering the market of St. Petersburg and a number of other regions as well as on the acquisition of the third largest, in Russia, alternative operator Combellga, which made the holding the largest alternative wire communication operator in the CIS. Earlier, Mr. Malis held leading positions at Corbina Telecom. Mr. Malis graduated from Moscow Aviation Technology Institute, Faculty of Ergonomics in 1993.

We are confident that the Altimo nominees will work to build shareholder value for the benefit of all of VimpelCom’s shareholders.

Risks to VimpelCom Shareholders If Telenor Nominees Control the Board

In light of the disruptive actions taken by Telenor in recent months, we believe VimpelCom shareholders will face serious risks if Telenor is able to elect five nominees to the VimpelCom board:

•	If Telenor’s nominees control the Board, VimpelCom’s operations and growth may continue to be harmed by Telenor’s inherent conflict of interests. Telenor could continue to seek to block any board decisions relating to VimpelCom’s expansion into Ukraine. This disruptive policy could slow the growth of VimpelCom in one of the fastest growing telecoms markets in the world.

•	Telenor has recently announced that it intends to continue to strengthen its portfolio of international mobile operations “by obtaining control over selected mobile companies” in various countries. Based on Telenor’s opposition to VimpelCom’s acquisition of URS, it seems to us likely that Telenor would use its control of VimpelCom’s board to block future plans for VimpelCom’s expansion into these markets, which could result in significant loss of investment value for VimpelCom’s shareholders.

•	If Telenor’s nominees represent a majority of VimpelCom’s board, will they ever support a deal to acquire Kyivstar on terms that are fair to VimpelCom?

PROTECT YOUR INVESTMENT – VOTE FOR THE ALTIMO-SUPPORTED INDEPENDENT NOMINEES ON THE ENCLOSED GOLD PROXY CARD TODAY!

To protect your investment in VimpelCom, we urge you to sign, date and return the enclosed GOLD proxy card today in the enclosed postage-paid envelope. Please vote all of your shares FOR the three Altimo-supported independent nominees. Discard any proxy card you receive from Telenor.

If you have any questions, or need assistance in voting your shares, please call our proxy solicitor, Georgeson Shareholder Communications, toll-free at 1-866-357-4030.

We appreciate your support.

Sincerely,

Alexei M. Reznikovich

Chief Executive Officer

IF YOUR SHARES ARE HELD IN THE NAME OF A BROKER, BANK OR OTHER INSTITUTION, ONLY IT CAN VOTE YOUR SHARES.

PLEASE DIRECT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TO EXECUTE ON YOUR BEHALF A GOLD PROXY CARD WITH A VOTE OF ALL OF YOUR SHARES FOR THE ALTIMO-SUPPORTED INDEPENDENT NOMINEES.

IF YOU HAVE ANY QUESTIONS ABOUT GIVING YOUR PROXY OR REQUIRE ASSISTANCE,

PLEASE CALL:

17 State Street

New York, NY 10004

Call Toll Free: 1-866-357-4030

Banks and Brokerage Firms Call Collect: 1-212-440-9800

About Altimo

Altimo Holdings and Investments Limited (“Altimo”), formerly known as Alfa Telecom Limited, is a member of Alfa Group, one of Russia’s largest privately owned financial-industrial conglomerates. Alfa Group has interests in financial services (Alfa Bank, AlfaStrakhovanie Insurance Group, Alfa Capital Partners), oil and gas production (TNK-BP), telecommunications (Altimo) and retail (Pyaterochka Holding N.V., Perekrestok Group of Companies, Smirnov Trade House). Altimo holds its interest in OAO “Vimpel-Communications” (“VimpelCom”) through its subsidiary Eco Telecom Limited (“Eco Telecom”). The statements set forth in this letter represent the opinions of Altimo and Eco Telecom.

Forward-Looking Statements

This letter contains forward-looking statements that involve risks and uncertainties. In addition, other written or oral statements that constitute forward-looking statements have been made and may in the future be made by or on behalf of Altimo or Eco Telecom (collectively, the “Senders”). In this letter, such forward-looking statements include, without limitation, statements relating to (1) the implementation of strategic initiatives, (2) the results or consequences of any meeting of shareholders of VimpelCom, (3) the consequences of certain proposed transactions involving VimpelCom, (4) statements relating to VimpelCom’s future business development and economic performance and (5) other statements regarding matters that are not historical facts. The words “believe”, “expect”, “will”, “may”, “should” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. Many factors may influence the Senders’ or VimpelCom’s actual results and cause them to differ materially from expected results as described in such forward-looking statements. The Senders disclaim any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

Eco Telecom has filed with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D and a number of amendments thereto with respect to Eco Telecom’s interest in the securities of VimpelCom (as amended from time to time, the “Schedule 13D”). Investors and security holders are urged to read the Schedule 13D, as well as VimpelCom’s filings on Form 20-F and Form 6-K, and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain free copies of such documents at the SEC’s website (http://www.sec.gov).